FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of April 2021

Commission File Number: 001-11960

AstraZeneca PLC

1 Francis Crick Avenue
Cambridge Biomedical Campus
Cambridge CB2 0AA
United Kingdom

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __ No X

If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-_____________

AstraZeneca PLC

INDEX TO EXHIBITS

                  1.  Circular and notice of general meeting

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION, IN WHOLE OR IN PART, DIRECTLY OR INDIRECTLY, IN OR INTO OR FROM ANY JURISDICTION WHERE TO DO SO WOULD CONSTITUTE A VIOLATION OF THE RELEVANT LAWS OR REGULATIONS OF SUCH JURISDICTION.

THIS IS AN ANNOUNCEMENT AND NOT A CIRCULAR OR PROSPECTUS OR EQUIVALENT DOCUMENT FOR THE PURPOSES OF THE UK PROSPECTUS REGULATION RULES OR THE UK AND EU PROSPECTUS REGULATIONS. THIS ANNOUNCEMENT DOES NOT CONSTITUTE OR FORM PART OF, AND SHOULD NOT BE CONSTRUED AS, ANY OFFER, INVITATION OR RECOMMENDATION TO PURCHASE, SELL OR SUBSCRIBE FOR ANY SECURITIES IN ANY JURISDICTION AND NEITHER THE ISSUE OF THE INFORMATION NOR ANYTHING CONTAINED HEREIN SHALL FORM THE BASIS OF OR BE RELIED UPON IN CONNECTION WITH, OR ACT AS AN INDUCEMENT TO ENTER INTO, ANY INVESTMENT ACTIVITY. INVESTORS AND PROSPECTIVE INVESTORS SHOULD NOT MAKE ANY INVESTMENT DECISION ON THE BASIS OF ITS CONTENTS. A CIRCULAR IN RELATION TO THE TRANSACTION REFERRED TO IN THIS ANNOUNCEMENT HAS BEEN PUBLISHED TODAY.

12 April 2021 13:00 BST

Publication of Circular and notice of AstraZeneca
General Meeting regarding the acquisition of Alexion

Further to AstraZeneca's announcement that it and Alexion Pharmaceuticals, Inc. (Alexion) had reached an agreement for the acquisition of the entire common stock of Alexion (the Transaction), AstraZeneca announces the publication of a shareholder circular relating to the Transaction (the Circular). This has been approved by the UK Financial Conduct Authority (FCA).

Under UK Listing Rules, the Transaction constitutes a Class 1 transaction and is therefore conditional on, among other things, the approval by AstraZeneca shareholders by a simple majority of votes cast. The Circular contains further details on the Transaction and a notice convening a general meeting of AstraZeneca to be held at Academy House, 136 Hills Road, Cambridge, CB2 8PA, United Kingdom, at 11.30 BST on 11 May 2021 (the General Meeting) to consider and approve the Transaction. In line with UK Government restrictions relating to public gatherings as of the date of the Circular, the General Meeting will be a closed meeting, and it will not be possible for shareholders to attend.

Shareholders are strongly encouraged to vote in advance of the meeting by appointing the Chairman of the General Meeting as their proxy. This means the Chairman of the General Meeting will be able to vote on their behalf, and in accordance with their instructions, at the General Meeting. Further details on how shareholders can appoint the Chairman of the General Meeting as their proxy can be found from page 8 of the Circular.

The Board values the support and engagement of all shareholders, and on 30 April 2021 at 14.00 BST, the Company will live-broadcast online a presentation from certain members of the Board. Shareholders are invited and encouraged to participate in a live Q&A session in relation to the Transaction as well as the subject matters of this year's Annual General Meeting, should they wish to do so. Details about how to access the shareholder engagement event, and how to ask questions can be found in the Circular.

In addition to the General Meeting regarding the acquisition of Alexion, AstraZeneca's Annual General Meeting will also take place on 11 May 2021. The expected timetable of principal events in relation to the General Meeting is as follows:

Event	Expected date/time
Online shareholder engagement event	30 April 2021 14:00 BST
Deadline for lodging forms of proxy/CREST proxy instructions	7 May 2021 11.30 BST
Voting record time	7 May 2021 18.30 BST
Annual General Meeting	11 May 2021 11.00 BST
General Meeting (for the Transaction)	11 May 2021 11.30 BST

Closing of the Transaction is subject to approval by Alexion shareholders, certain regulatory approvals and other customary closing conditions. Subject to the satisfaction of the closing conditions to the Transaction, the Company expects the Transaction to close in Q3 2021.

Availability of the circular
The Circular, which contains the notice of general meeting, will be made available on AstraZeneca's website at: https://www.astrazeneca.com/content/dam/az/PDF/2021/gm/Shareholders_Circular.pdf. Copies of certain other documents in relation to the Transaction will also be made available on AstraZeneca's website at: https://www.astrazeneca.com/investor-relations/astrazeneca-to-acquire-alexion.html. A copy of the Circular will also be submitted to the National Storage Mechanism, where it will shortly be available for inspection at https://data.fca.org.uk/#/nsm/nationalstoragemechanism.

AstraZeneca
AstraZeneca (LSE/STO/Nasdaq: AZN) is a global, science-led biopharmaceutical company that focuses on the discovery, development and commercialisation of prescription medicines, primarily for the treatment of diseases in three therapy areas - Oncology, Cardiovascular, Renal and Metabolism, and Respiratory & Immunology. Based in Cambridge, UK, AstraZeneca operates in over 100 countries and its innovative medicines are used by millions of patients worldwide. Please visit astrazeneca.com and follow the Company on Twitter @AstraZeneca.

AstraZeneca contacts
For details on how to contact the Investor Relations Team, please click here. For Media contacts, click here.

Adrian Kemp
Company Secretary
AstraZeneca PLC

Important additional information
In connection with the Transaction, AstraZeneca has filed a registration statement on Form F-4 with the SEC (the Registration Statement), which has been (or will be) declared effective by the United States Securities and Exchange Commission on or around the date of this announcement, and which includes a document that serves as a prospectus of AstraZeneca and a proxy statement of Alexion (the proxy statement/prospectus), Alexion intends to file a proxy statement with the SEC (the proxy statement) on or around the date of this announcement and each party will file other documents regarding the Transaction with the SEC. Investors and security holders of Alexion are urged to carefully read the entire Registration Statement and proxy statement/prospectus or proxy statement and other relevant documents filed with the SEC when they become available, because they will contain important information. The definitive proxy statement/prospectus or a definitive proxy statement will be sent to Alexion's shareholders. Investors and security holders will be able to obtain the Registration Statement and the proxy statement/prospectus or the proxy statement free of charge from the SEC's website or from AstraZeneca or Alexion as described in the paragraphs below.

The documents filed by AstraZeneca with the SEC may be obtained free of charge at the SEC's website at www.sec.gov. These documents may also be obtained free of charge on AstraZeneca's website at http://www.astrazeneca.com under the tab "Investors". The documents filed by Alexion with the SEC may be obtained free of charge at the SEC's website at www.sec.gov. These documents may also be obtained free of charge on Alexion's internet website at http://www.alexion.com under the tab, "Investors" and under the heading "SEC Filings" or by contacting Alexion's Investor Relations Department at investorrelations@alexion.com.

Participants in the solicitation
AstraZeneca, Alexion and certain of their directors, executive officers and employees may be deemed participants in the solicitation of proxies from Alexion shareholders in connection with the Transaction. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the shareholders of Alexion in connection with the Transaction, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in the proxy statement/prospectus or proxy statement filed with the SEC on or around the date of this announcement. Information about the directors and executive officers of Alexion and their ownership of Alexion shares is set forth in Alexion's Annual Report on Form 10-K/A, as previously filed with the SEC on 16 February 2021. Free copies of these documents may be obtained as described in the paragraphs above.

Important notices relating to financial advisors
Evercore Partners International LLP (Evercore), which is authorised and regulated by the FCA in the United Kingdom, is acting exclusively for AstraZeneca and no one else in connection with the Transaction and the matters referred to in this announcement and the Circular and will not regard any other person as a client in relation to the matters set out in this announcement and the Circular (whether or not a recipient of this announcement and/or the Circular) and will not be responsible to anyone other than AstraZeneca for providing the protections afforded to its clients, nor for providing advice in relation to the Transaction or any other matter referred to in this announcement or the Circular. Neither Evercore nor any of its subsidiaries, holding companies, branches or affiliates owes or accepts any duty, liability or responsibility whatsoever (whether direct or indirect, whether in contract, in tort, under statute or otherwise) to any person who is not a client in connection with the Transaction or any statement contained in this announcement or the Circular or otherwise. Apart from the responsibilities and liabilities, if any, which may be imposed on Evercore by the Financial Services and Markets Act 2000 (FSMA), or the regulatory regime established thereunder, or under the regulatory regime of any jurisdiction where exclusion of liability under the relevant regulatory regime would be illegal, void or unenforceable, neither Evercore nor any of its affiliates accepts any responsibility or liability whatsoever for the contents of this announcement or the Circular, and no representation, express or implied, is made by it, or purported to be made on its behalf, in relation to the contents of this announcement and/or the Circular, including their accuracy, fairness, sufficiency, completeness or verification of any statement contained in this announcement and/or the Circular or any other statement made or purported to be made by it, or on its behalf, in connection with AstraZeneca or the matters described in announcement and/or the Circular, and nothing in this announcement and/or the Circular is, or shall be relied upon as, a promise or representation in this respect, whether as to the past or the future. To the fullest extent permitted by applicable law, each of Evercore and its affiliates accordingly disclaim all and any responsibility or liability whether arising in tort, contract or otherwise (save as referred to above) which they might otherwise have in respect of this announcement and/or the Circular or any statement contained in this announcement and/or the Circular.

Centerview Partners UK LLP (Centerview Partners), which is authorised and regulated by the FCA in the United Kingdom, is acting exclusively for AstraZeneca and no one else in connection with the Transaction and the matters referred to in this announcement and the Circular and will not regard any other person as a client in relation to the matters set out in this announcement and the Circular (whether or not a recipient of this announcement and/or the Circular) and will not be responsible to anyone other than AstraZeneca for providing the protections afforded to its clients, nor for providing advice in relation to the Transaction or any other matter referred to in this announcement or the Circular. Neither Centerview Partners nor any of its subsidiaries, holding companies, branches or affiliates owes or accepts any duty, liability or responsibility whatsoever (whether direct or indirect, whether in contract, in tort, under statute or otherwise) to any person who is not a client in connection with the Transaction or any statement contained in this announcement or the Circular or otherwise. Apart from the responsibilities and liabilities, if any, which may be imposed on Centerview Partners by the FSMA, or the regulatory regime established thereunder, or under the regulatory regime of any jurisdiction where exclusion of liability under the relevant regulatory regime would be illegal, void or unenforceable, neither Centerview Partners nor any of its affiliates accepts any responsibility or liability whatsoever for the contents of this announcement or the Circular, and no representation, express or implied, is made by it, or purported to be made on its behalf, in relation to the contents of this announcement and/or the Circular, including their accuracy, fairness, sufficiency, completeness or verification of any statement contained in this announcement and/or the Circular or any other statement made or purported to be made by it, or on its behalf, in connection with AstraZeneca or the matters described in this announcement and/or the Circular, and nothing in this announcement and/or the Circular is, or shall be relied upon as, a promise or representation in this respect, whether as to the past or the future. To the fullest extent permitted by applicable law, each of Centerview Partners and its affiliates accordingly disclaim all and any responsibility or liability whether arising in tort, contract or otherwise (save as referred to above) which they might otherwise have in respect of this announcement and/or the Circular or any statement contained in this announcement and/or the Circular.

Forward-looking statements
This announcement and the Circular contains certain forward-looking statements with respect to the operations, performance and financial condition of the AstraZeneca Group, including, among other things, statements about expected revenues, margins, earnings per share or other financial or other measures, as well as the ability of the parties to consummate the Transaction on a timely basis or at all, the ability of the parties to satisfy the conditions precedent to consummation of the Transaction, including the ability to secure the required regulatory approvals on the terms expected, at all or in a timely manner, the ability of AstraZeneca to successfully integrate Alexion's operations, and the ability of AstraZeneca to implement its plans, forecasts and other expectations with respect to Alexion's business after Completion and realise expected synergies. Although the AstraZeneca Group believes its expectations are based on reasonable assumptions, any forward-looking statements, by their very nature, involve risks and uncertainties and may be influenced by factors that could cause actual outcomes and results to be materially different from those predicted. The forward-looking statements reflect knowledge and information available at the date of preparation of this announcement and the Circular and the AstraZeneca Group undertakes no obligation to update these forward-looking statements. The AstraZeneca Group identifies the forward-looking statements by using the words 'anticipates', 'believes', 'expects', 'intends' and similar expressions in such statements. Important factors that could cause actual results to differ materially from those contained in forward-looking statements, certain of which are beyond the AstraZeneca Group's control, include, among other things: the risks set out in Part II (Risk Factors) of the Circular; failure or delay in delivery of pipeline or launch of new medicines; failure to meet regulatory or ethical requirements for medicine development or approval; failure to obtain, defend and enforce effective intellectual property (IP) protection and IP challenges by third parties; competitive pressures including expiry or loss of IP rights, and generic competition; price controls and reductions; economic, regulatory and political pressures; uncertainty and volatility in relation to the UK's exit from the EU; failures or delays in the quality or execution of commercial strategies; failure to maintain supply of compliant, quality medicines; illegal trade in medicines; reliance on third-party goods and services; failure in information technology, data protection or cybercrime; failure of critical processes; uncertainty of expected gains from productivity initiatives; failure to attract, develop, engage and retain a diverse, talented and capable workforce, including following Completion; failure to adhere to applicable laws, rules and regulations; the safety and efficacy of marketed medicines being questioned; adverse outcome of litigation and/or governmental investigations, including relating to the Transaction; failure to adhere to increasingly stringent anti-bribery and anti-corruption legislation; failure to achieve strategic plans or meet targets or expectations; failure in financial control or the occurrence of fraud; unexpected deterioration in AstraZeneca's or Alexion's financial position; the COVID-19 global pandemic; the risk that a condition to the closing of the Transaction may not be satisfied, or that a regulatory approval that may be required for the Transaction is delayed or is obtained subject to conditions that are not anticipated; the risk that AstraZeneca is unable to achieve the synergies and value creation contemplated by the Transaction, or that AstraZeneca is unable to promptly and effectively integrate Alexion's businesses; and the risk that management's time and attention are diverted on Transaction-related issues or that disruption from the Transaction makes it more difficult to maintain business, contractual and operational relationships.

Neither AstraZeneca nor any of its associates or directors, officers or advisers provides any representation, assurance or guarantee that the occurrence of the events expressed or implied in any forward-looking statements in this announcement or the Circular will actually occur. You are cautioned not to place undue reliance on these forward-looking statements. Other than in accordance with their legal or regulatory obligations (including under the Listing Rules, the Disclosure and Transparency Rules and the Prospectus Regulation Rules of the FCA), AstraZeneca is under no obligation, and AstraZeneca expressly disclaims any intention or obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AstraZeneca PLC

Date: 12 April 2021

By: /s/ Adrian Kemp
Name: Adrian Kemp
Title: Company Secretary